Exhibit 1.1

WISeKey Releases CEO Letter to Shareholders

Discusses milestones achieved in 2019; sets goals and growth strategy for 2020

Zug, Switzerland – WISeKey International Holding Ltd. (“WISeKey” NASDAQ: WKEY; SIX Swiss Exchange: WIHN), a leading cybersecurity and IoT company, today released a letter to shareholders from Carlos Moreira, WISeKey's Founder and CEO.

Dear Shareholders:

I am pleased to take this opportunity to discuss the significant milestones we achieved in 2019 and update our shareholders on the opportunities and growth initiatives we are pursuing for 2020.

In 2019, we celebrated our 20th anniversary of delivering highly trusted security solutions to leading international organizations, corporations and governments worldwide. This level of trust is not built overnight but is earned by years of flawless execution and by demonstrating a governance model and culture aimed at solving some of the toughest security problems that individuals and enterprises are faced with in an ever-changing digital landscape.

The past year was filled with transitions, continued traction for our core businesses, and market-shifting product releases, that are setting the stage for substantial growth, as we move into the next decade.  Following the sale of the SSL/TLS PKI business, WISeKey strengthened its vision of being a provider of truly integrated Identity Management, IoT, and Blockchain services, with a unique trust model for securing objects and people in the connected world.

We closed an impressive amount of new agreements and made significant progress towards achieving our primary objective of building WISeKey into a globally competitive and profitable company. We also learned some interesting lessons about why our clients selected us as their security partner -- they wanted a) an integrated security solution that was easy to deploy, b) at a price that was appropriate for their market risk, and c) backed up by the support of a company that has already proven its credibility in the cybersecurity market.

We are enthusiastic about the team we have in place, our product portfolio, and the market conditions we see ahead of us. Below is a list of operational milestones we achieved in 2019.

Operational Milestones:

•	Higher demand for our products (hardware and software) and services from existing and new/potential clients

•	Launch of new proprietary solutions, including VaultiTrust, WISeID, and NanoSealRT: offering secure digital identities for critical applications such as smart grids, cloud security, drones, smart homes, Industry 4.0, consumer engagement, personal asset protection, anticounterfeiting, and battery protection

•	Development of modular Integrated Security Platforms that meet the need for easy to deploy security solutions that can be reconfigured to solve the challenges of unique market verticals

•	Acceleration of new customer acquisitions and increased geographic footprint

•	Establishment of several partnerships with leading players in the Identity Management/IoT/Blockchain segment, through the establishment of several partnerships with leading players in the space, together with joint ventures in Saudi Arabia, India and China which will provide new revenue streams and increased diversification

•	Nasdaq Listing: on December 4, 2019, WISeKey listed our American Depositary Shares (ADSs) on the NASDAQ (https://www.nasdaq.com/market-activity/stocks/wkey)

Investing in our Future

I would like to highlight our continued commitment to invest in our cybersecurity / IoT businesses for the future. Together with our JV partners in China and Asia we will be spending approximately $30 million on capital expenditure during the next three years using signed facilities with Long State Investment Limited (LSI), a leading Asian based investor, to expand the reach of WISeKey in the growing Asian markets and to become one of the leading providers of semiconductors, IoT and Blockchain services in the region. Under the arrangement, WISeKey and LSI plan to establish a Joint Venture in Hong Kong in the first quarter of 2020 to focus on business opportunities in Asia with financed by a $30 million facility provided by LSI during a 24-month period.

Growth Strategy

WISeKey is focused on the following major areas for near-term revenue growth and long-term expansion:

Digital Brand Protection: our newly released NanoSealRT NFC chip, and the impressive list of ecosystem partners we have made in the Authentic Consumer Engagement space, has identified ~$250 million in serviceable addressable market (“SAM”) opportunities over the next three years, which we are actively pursuing to close.

Explosion of Connected IoT Products: our VaultIC secure elements, and services like VaultiTrust, are rapidly gaining traction in the new landscape of connected IoT products that desperately need to add security in order to meet the growing concerns over consumer protection.

Automotive: our Ines and Foresight platforms are benefiting from the large-scale deployment inside a major European car manufacturer and these platforms are ready for us to target other auto makers for applications, such as smart-car production, dealer validation of parts, predictive maintenance, and over-the-air software updates.

Global Expansion: introduction of these products and several new blockchain and IoT products into the U.S., China and Saudi Arabia.

Stock Price and Share Buyback Program

As our operating and financial performance substantially improved during 2019, we continued to execute a series of initiatives that we believe will, over time, better position WISeKey to deliver the value that our shareholders deserve.  That said, in 2019 our stock price was negatively impacted by a number of factors, including:

1.	an overhang created by the expiration of the lockup period of shares issued for the acquisitions of VaultIC and QuoVadis;

2.	new shares issued through SEDA (Standby Equity Distribution Agreement) transactions which allowed WISeKey to obtain cash against issuance of new shares;

3.	payment of Exworks loan interest in shares; and subsequently exercise of warrants at 3 CHF;

4.	low trading volume on the Swiss Stock Exchange for our category of stock; and,

5.	technical issues on the Nasdaq platform and a mismatch between data vendors/ trading desks and prices reflected on various trading platforms created confusion, thus trading desks were unable to execute trades of our ADSs.

We believe our current share price does not reflect WISeKey’s current operational and financial performance, the value of its proprietary technology, nor its growth prospects.

Thus, in July 2019, WISeKey’s Board of Directors approved a 3-year share buyback program for its Class B Shares (which in early 2020 was expanded to include ADSs). Class B Shares or ADSs repurchased under the buyback program will be used for potential future M&A transactions, and to fund existing employee share incentive program, convertible loans entered into by WISeKey and on demand equity lines available to the Company. For more information visit: https://www.wisekey.com/investors/share-buyback/.

We believe that the share buyback scheme presents an attractive use of our capital resources and is consistent with our commitment to enhance stockholder value.

In conclusion, I am very pleased with the performance in 2019 and look forward to another great year in 2020. On behalf of our Board of Directors, I would like to extend my appreciation and recognition to our various partners, stakeholders, and the numerous community groups with whom we work, for their ongoing support.

I would also like to express my gratitude to the Board, our management and our employees who deserve praise for their sacrifices and continuous commitment to build WISeKey into a competitive company.

Sincerely Yours,

Carlos Moreira
Founder, Chairman and CEO of WISeKey International Holding

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:

This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.